JUPITER WELLNESS, INC.

725 N. Hwy A1A, Suite C-106

Jupiter, FL 33477

                                               August 17, 2020

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Mary Beth Breslin, Kristin Lochhead, Kate Tillan, Jeffrey Gabor

Re: Jupiter Wellness, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed July 28, 2020

File No. 333-239229

Ladies and Gentlemen:

Jupiter Wellness, Inc. (the “Company”) is hereby submitting an Amendment No. 2 to Registration Statement on Form S-1 (“Amendment No. 2”). Amendment No. 2 updates the Registration statement to include updated information including the financial information for the quarter ended June 30, 2020 and related disclosure for the quarter ended June 30, 2020 and includes our previously omitted opinion of counsel.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me or our counsel with any questions or comments regarding this correspondence on the revised S-1.

Sincerely,

/s/ Brian John
Brian John Chief Executive Officer

cc: (via email)

Arthur Marcus